UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Notice to the Market December | 2021

Azul is included in B3’s

Corporate Sustainability Index (“ISE B3”)

São Paulo, December 20, 2021 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by departures and number of cities served, informs that it has been selected to be included in the Corporate Sustainability Index of the B3 Stock Exchange (“ISE B3”).

The 17th ISE portfolio includes 45 companies recognized for its commitment to corporate sustainability and will be effective from January 3, 2022 to December 30, 2022. The aggregate market value of the portfolio is R$1.8 trillion, equivalent to 38% of the total market cap of B3 listed companies as of December 15, 2021.

For the 2021/2022 cycle, the ISE B3 made important changes to its methodology to increase transparency and included the CDP score (“CDP”) equal to or higher than “C”. Azul received a CDP score of “B”, highlighting its engagement and commitment to environmental initiatives.

“Azul is committed to sustainable growth, and over the years we have been dedicating considerable focus to our ESG strategy. Our inclusion in the ISE B3 and our improved CDP score represent important milestones and endorsements of this effort,” says John Rodgerson, Azul’s CEO.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers more than 900 daily flights to more than 130 destinations. With an operating fleet of 160 aircraft and more than 12,000 crewmembers, Azul has a network of more than 200 non-stop routes. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2021

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer